May 28, 2025

Liat Zalts
Chief Financial Officer
Pluri Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 3508409

        Re: Pluri Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed March 14, 2025
            File No. 001-31392
Dear Liat Zalts:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:    Ron Ben-Bassat, Esq.